VIA EDGAR AND OVERNIGHT COURIER
January 11, 2011
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Andrew Mew
Re:	athenahealth, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
Form 10-Q for Fiscal Quarters Ended March 31, June 30, and
September 30, 2010
Filed May 3, 2010, July 23, 2010, and October 22, 2010
File No. 001-33689
Ladies and Gentlemen:
          This letter is being furnished by athenahealth, Inc. (the “Company”) in response to comments contained in the letter dated December 28, 2010 (the “Letter”), from Andrew Mew of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jonathan Bush, Chief Executive Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009 (the “Annual Report”), that was filed with the Commission on March 15, 2010, and the Company’s Form 10-Q for Fiscal Quarters Ended March 31, June 30 and September 30, 2010, that were filed with the Commission on May 3, 2010, July 23, 2010, and October 22, 2010, respectively.
          The responses set forth below have been organized in the same manner in which the Commission’s comments were organized, and all page references in the Company’s response are to the Annual Report or Form 10-Q for the Fiscal Quarter Ended March 31, 2010, as referenced below. Copies of this letter will also be provided to Ronald E. Alper, Brigitte Lippman, Scott Stringer, and Donna Di Silvio of the Commission.
Form 10-K For the Fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis and Results of Operations, page 50
Liquidity and Capital Resources, page 63

United States Securities and Exchange Commission
January 11, 2011

1.	Please revise future filings to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information disclosed on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.
RESPONSE: The Company acknowledges the Staff’s comment and confirms that in future filings it will include a discussion and analysis of the Company’s operating, investing, and financing cash flows for each year presented. The Company will discuss and explain material changes in working capital and the primary drivers of those changes.
Item 9A. Controls and Procedures, page 68
Management’s Report on Internal Control over Financial Reporting, page 69
2.	We note your disclosure that management “concluded that [you] did not maintain adequate and effective internal control in the area of technical accounting relating to the application of applicable accounting literature related to revenue recognition for implementation fees.” However, it appears that your management did not reach a conclusion that your internal control over financial reporting was not effective. Please clarify to us your officers’ conclusions regarding the effectiveness of your internal control over financial reporting. See Item 308(a)(3) of Regulation S-K.
RESPONSE: The Company respectfully clarifies for the Staff that its management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was not effective and refers the Staff to page 69 of the Annual Report where the Company disclosed this conclusion in the last sentence of the next to last paragraph on that page as follows: “Because of the material weakness described below, management concluded that, as of December 31, 2009, our internal control over financial reporting was not effective.”
Changes in Internal Control over Financial Reporting, page 70
3.	We note your disclosure that “[o]ther than as described below, there was no change in our internal control over financial reporting during the fourth quarter of 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.” Please clearly state, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Make similar clarifications for your Form 10-Q for the period ended March 31, 2010.
RESPONSE: The Company respectfully advises the Staff that there were no changes in its internal control over financial reporting that occurred during the fourth quarter of 2009 that materially affected, or were reasonably likely to materially affect, its internal control over financial reporting. The Company shall revise its disclosure in future filings to directly and more

United States Securities and Exchange Commission
January 11, 2011

conspicuously list the changes in its internal control over financial reporting made during the reporting period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. In particular, the Company shall not state generally that there were no such changes and then provide exceptions to that general statement identified by the phrase “other than as described below.” However, since (i) there were changes in the Company’s internal control over financial reporting that, at the time of filing the Annual Report, had already been implemented during the first quarter of 2010 that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting and (ii) certain of these changes, although implemented in the first quarter of 2010, resulted from processes that began prior to the end of 2009 (the Company initiated the search for its new Chief Financial Officer in the second quarter of 2009, which continued through the first quarter of 2010, and began to review its internal training program in the fourth quarter of 2009), the Company believed that it was appropriate to disclose these changes in its internal control over financial reporting in the Annual Report and to indicate that those changes occurred in part during the fourth quarter of 2009. Additionally, the Company respectfully advises the Staff that it believes the following disclosure on page 23 of Form 10-Q for the Fiscal Quarter Ended March 31, 2010, correctly states that the Company implemented the changes in its internal control over financial reporting.
“During the period covered by this report, we completed remediation efforts to address the material weakness identified above. Specifically we implemented the following changes in internal controls during the first quarter of 2010:
•	in January 2010, we hired a new Chief Financial Officer, who has extensive experience leading the accounting and finance functions at publicly traded companies and adds accounting expertise to our staff;

•	in February 2010, we engaged external advisors knowledgeable in revenue recognition to assist us in the interpretation of key technical revenue recognition standards and associated interpretations and the determination of how they apply to our software-enabled service business model; and

•	we revised our internal training program to ensure that our finance personnel have the competence and the on-going accounting and financial reporting training necessary for their assigned duties, including specific technical training courses related to revenue recognition topics. To that end, we increased our training budget significantly over the amount spent in 2009 for technical training and development.”
Therefore, the Company acknowledges the Staff’s comment and believes that the above clarifications address the Staff’s concerns.

United States Securities and Exchange Commission
January 11, 2011

Note 2. Restatement and Reclassification of Previously Issued Consolidated Financial Statements, page F-7
4.	We note you determined that a twelve year customer life was appropriate based on renewal rates and the period over which your customers will receive benefits from your current portfolio of services. Please advise us of your renewal rate period for each year included in your evaluation and the specific factors considered in determining the benefit period of twelve years.
RESPONSE: The Company has estimated its expected customer life, for customers who enter into new arrangements for the Company’s services after the implementation has been completed, as twelve years for the purpose of recognizing revenue related to the Company’s deferred non-refundable up-front implementation fees. The Company believes that the estimate is reasonable and supportable based upon specific facts and circumstances. As explained further below, the Company believes that it has appropriately considered historical data, current operating trends, and external factors in arriving at this conclusion.
          SEC Staff Accounting Bulletin Topic 13.A (“SAB Topic 13.A”) states, in part that “the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.” Footnote 39 of SAB Topic 13.A clarifies the expected period of performance and states, in part: “The revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee.” The Company has concluded both that the relationship with its customers is expected to extend beyond the initial contract term and that the Company’s customers continue to benefit from the payment of the implementation fees (i.e., an appropriate interpretation is that customers continue to benefit if subsequent renewals do not include an up-front fee). Accordingly, the Company amortizes the implementation fees over the estimated expected life of the customer relationship.
          However, the SAB Topic 13.A literature does not provide guidance on the methodology to be used or appropriate factors to be considered in arriving at an appropriate estimate of the expected customer life. As a result, the Company looked to analogous guidance on the determination of the useful life of an intangible asset for the appropriate factors to be considered in estimating expected customer life.
          The Company reviewed the factors in paragraph 350-30-35-3 of ASC Topic 350. In estimating the expected customer relationship period in its facts and circumstances, the Company considered the six factors, and specifically focused on the following three factors discussed in further depth below:
•	renewal rate considerations;

•	service considerations; and

United States Securities and Exchange Commission
January 11, 2011

•	industry considerations.
          As noted previously, the Company determined a twelve-year estimated customer life was appropriate. The Company made this assessment in part based on its historical data regarding customer renewals and the ability of the customer to generate future cash inflows. The following paragraphs will provide support of the Company’s estimate.
Renewal rate considerations
          Specifically, a key provision of the Company’s contracts is the “auto-renew” feature and the Company’s renewal history with its customers is at very high rates. As a result, the Company believes that its customers will renew numerous times during their tenure with the Company.
          Regarding renewal rates, the Company has historically had high renewals and consequently very low attrition. Recent historical retention and attrition rates are noted in the table below, calculated since 2002, as follows:
•	Each year the annual Retention Rate is calculated by counting the number of live clients (as defined by active invoicing) at the end of the year (Y1, used as the denominator) and counting the number of those clients who are still live at the end of the following year (Y2, used as the numerator).
•	Retention Rate = Clients Still Live(Y2) / Clients Live(Y1)
•	The annual Attrition Rate is defined as the additive inverse of the Retention Rate. The clients who are no longer live have terminated.
•	Attrition Rate = 1 − Retention Rate
•	The Average Client Life is calculated as the multiplicative inverse ratio of the attrition rate. This ratio defines the annual Attrition Rate for the year in which the denominator was counted.
•	Average Client Life = 1 / Attrition Rate
          Annual Average Client Life calculated from historical billing data, follows below. The Company believes the best estimate of expected customer life (from a retention perspective, on a per account rather than revenue basis) is rooted in historical facts and figures, thus the Company has chosen twelve as the number of years most appropriate for estimating customer life.

	2002	2003	2004	2005	2006	2007	2008	2009
Retention Rate	91.8%	90.8%	89.3%	91.6%	90.4%	92.3%	93.8%	93.4%
Attrition Rate	8.2%	9.2%	10.7%	8.4%	9.6%	7.7%	6.2%	6.6%
Average Client Life (years)	12.2	10.9	9.3	11.9	10.4	13.0	16.1	15.2

United States Securities and Exchange Commission
January 11, 2011

Average Client Life (years)                           12.4
Based on (2002-2009 actuals)
          The Company acknowledges that the foregoing is one among several mathematical methods that might be used to calculate expected customer life from historical customer retention data. For example, one might also look at each year’s new customer additions as a separate group and track the retention statistics on each “vintage” separately over time. The issue the Company sees with such an approach is that, without further judgmental adjustment, it would necessarily give the highest weighting to the earliest years’ customer pools, since they would have the longest history. The problem there is that the nature of the Company’s customer base has been continuously evolving with the addition of significantly larger clients in recent years. While the Company does not believe that it has sufficient history with these larger clients to bifurcate the population on the basis of client size, the Company likewise is skeptical that relying too heavily on the most mature portions of the population will necessarily be indicative of a reasonable expectation for the newer customers. Accordingly, the Company believes that an annual attrition rate calculated on the total population, which rates are then averaged and examined for trend, is a reasonable methodology.
          The Company also gave some consideration to using a longer expected customer life than twelve years. As noted above, the composition of the Company’s client base has changed in recent years. Additionally, almost half of the Company’s current clients were added since the end of 2007. In the Company’s view, both of these factors add uncertainty to any one year’s statistic, especially with respect to the most recent years where an increasing portion of the population is relatively immature. However, sole reliance on historical retention rates does not take into consideration the nature of the Company’s service offering, which is a combination of web-based technology and other manual processes rendered by the Company, or industry data. The Company believes these considerations place an effective limit on the reliably projectable life that can be ascribed to its current customer base.
Service considerations
          A significant factor in the Company’s ability to retain customers is the regular changes in the Company’s systems and services that provide its customers with better levels of service and operational performance. The rapidly changing environment that the Company’s systems and services addresses means that the Company must continuously change both to support its customers and to ensure their ongoing success with the Company’s service offerings. Some examples of these continuous improvement efforts are noted below:
•	The Company daily updates its payer rules. Payer rules are a form of computer code that determines how the Company’s systems and services behave. The Company changes over 50% of its rules annually and is growing its rules base by about 20% each year. Today there are millions of rules permutations.

United States Securities and Exchange Commission
January 11, 2011

•	The Company daily updates clinical orders.

•	The Company monthly performs a full production software release. This contains the Company’s entire set of client-facing changes for that month, as well as changes to support Pay-for-Performance requirements.

•	About eight times per year, the Company releases a significant update to its proprietary software that it uses to provide services to 100% of its client base, without any sales or installation process.
          Without these continuous updates and improvements to the Company’s service offering and web-based workflow, the Company does not believe that it would enjoy the long relationships it has with customers. The Company’s ability to quickly adapt its service offerings to customer needs and industry changes is a critical contributing factor towards a longer customer life. The Company believes that this is an important qualitative consideration in supporting a longer expected customer life and is a key driver of the Company’s low attrition rates.
Industry considerations
          Another significant factor contributing to the Company’s ability to retain customers is its ability to respond to a rapidly changing industry, which creates value in the Company’s systems and services to its customer base. The medical and healthcare industry is rapidly changing, and medical practices are in a constant state of adaptation. Practices are continually reassessing their payer relationships—dropping some, adding new ones, and periodically renegotiating contracts. All this change creates new system and service needs of the Company’s customers, which must be met in order to be successful in this environment.
          Changes in the nature of health benefit plans that drive billing activities are significant and ongoing. For example, in recent years the Company has changed the way it sets up clients for billing, based on national initiatives such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the mandate to establish National Provider Identifiers, and the Company has adapted its services to conform to new health plan types (such as consumer-driven health plans) and new payer capabilities (such as Real-Time Adjudication). This has had a significant impact on Company customer’s success and collections rates.
          These constant changes at the government, payer, Company, and client levels have a significant impact on expected customer life. The Company is in a unique position in the industry to nimbly and rapidly address these changes and adapt accordingly, to ensure improvements to the customer experience, and to ensure that its customers are up to date with industry changes.
          Based on existing literature, the Company determined that amortization of implementation fees over the estimated expected customer life was an appropriate methodology.

United States Securities and Exchange Commission
January 11, 2011

Further, the Company believes that, by analogizing its customer relationships to an intangible asset, the Company finds relevant guidance on the factors to be considered in estimating customer life. After evaluating the factors, noted herein, the Company believes that the most reasonable and supportable estimate of expected customer life is twelve years.
5.	We note your reclassification of draws on your capital lease line from financing activities to investing activities. We also note your disclosure on page F-12 and the reclassification of the proceeds from capital lease obligations to proceeds from sales and disposals of property and equipment. Please explain to us how your particular arrangement results in a classification of an investing activity and your consideration of FASB ASC 230-10-45-15. Further please clarify for us your characterization of the proceeds as being from sales and disposals of property and equipment.
RESPONSE: In June 2007, the Company entered into a master lease and security agreement (the “Equipment Line”) with a financing company. The Equipment Line allows for the Company to sell to the financing company eligible equipment purchases that are submitted within ninety days of the applicable equipment’s invoice date. The Company purchased the assets from third-party vendors and made payment for the assets directly to the third-party vendors (an investing outflow). Per the terms of the Equipment Line agreement, those assets were then sold to the financing company (an investing inflow) and leased back to the Company for future use under a “sale-lease back” transaction (a non-cash transaction). The terms of the transaction clearly state that the rights and title of the assets are sold to the financing company at the time the lease was signed. The Company does not maintain legal rights and title to the assets; therefore, it was determined that this was a sale-lease back transaction and not a draw down on debt. Therefore, in consideration of ASC 230-10-45-15, the transaction does not qualify as a financing activity but has appropriately been reclassified to an investing activity in accordance with ASC 230-10-45-12.
Note 3. Summary of Significant Accounting Policies, page F-12
Deferred Revenue, page F-16
6.	We note your disclosure on page 23 regarding cancellation of implementation services before and after your services have been started. Please explain to us what consideration is given to cancellations, if any, in your amortization of deferred implementation service fees.
RESPONSE: The Company reviews customer terminations on a fiscal quarterly basis. Up-front nonrefundable implementation service fees are classified as deferred revenue upon receipt and recognized as revenue ratably over the estimated expected customer life (which exceeds the contract term), which is currently estimated to be twelve years. Currently, in the quarter when a customer terminates, it is the Company’s policy that any unrecognized service fees associated with implementation services before and after services have been started are recognized as revenue in that quarter. Considerations of this policy involve the determination that there are no

United States Securities and Exchange Commission
January 11, 2011

longer any continuing obligations that are required by the Company and there is no right of return of any portion of the related implementation service fees to the customer. Unamortized implementation service fees recognized associated with customer terminations before and after services have been started are not significant.
Note 8. Acquisition, page F-21
7.	Please tell us what consideration was given to providing the supplemental pro forma information regarding revenues and earnings. Reference is made to FASB ASC 805-10-50-2(h).
RESPONSE: Prior to the acquisition by the Company, Anodyne Health Partners, Inc. (“Anodyne”) was comprised of two service offerings, which included a billing service and an online business intelligence tool (Anodyne Analytics). The Company only purchased the Anodyne Analytics business. The portion of the operations relating to the billing service represented the majority of Anodyne business (and was simultaneously transferred into a new legal entity prior to finalization of the acquisition). Prior to the acquisition by the Company, Anodyne only tracked expenses on a consolidated basis and not on a product line basis. Since the Company was never provided detailed historical financial information related to the product lines, it was unable to reconcile the historical consolidated financial information specifically to the Anodyne Analytics product.
          The provisions of ASC 805-10-50-2(h) require that supplemental pro forma information be provided for both the current reporting period and the comparable prior reporting period unless disclosure of any of the information is impracticable. The Company believes that supplemental pro forma disclosures related to the Anodyne acquisition were impracticable because:
•	stand-alone/“carve out” financial statements/information for Anodyne, necessary to prepare pro forma disclosures, were not historically prepared and are not available;

•	corporate allocations (including rent, insurance, depreciation, and administrative costs) were maintained at the consolidated company’s books (and cannot be identified or quantified at the necessary level of reliability for financial reporting purposes for the Anodyne operations); and

•	shared facilities and services were used at Anodyne for both of the product lines, and these shared costs were not historically pushed down to the individual product lines/businesses by the seller, nor are they available from the seller following acquisition by the Company.
          Taking all of the above into consideration, the Company deemed that it was impracticable to independently substantiate the accuracy of these pro forma results. Therefore, as stated on pages F-21 and F-22, the Company did not disclose this information in the Annual Report.

United States Securities and Exchange Commission
January 11, 2011

However, as noted on page F-22, the Company disclosed the revenue of Anodyne from the date of acquisition through December 31, 2009.
Note 9. Goodwill and Other Purchased Intangible Assets, page F-23
8.	We note your tabular disclosure that customer relationships are amortized over a useful life of ten years however we also note you recently restated your financial statements to recognize revenues over a twelve year expected customer life. Please explain the deviation and the reason for the differences between the two policies.
RESPONSE: The Company is using a ten-year life for purposes of amortizing a purchased intangible asset—customer relationships that existed at the time of the acquisition—and is recognizing implementation revenue from its services sold to new customers over a twelve-year period. The Company believes these policies are appropriate because it has two separate items, a purchased intangible asset and deferred revenue.
          The Company respectfully advises the Staff that in Note 9 on page F-24 of the Annual Report under “Other Intangible Assets,” the Company discloses the balance of customer relationships at December 31, 2009, in the gross amount of $12,066,000. This intangible asset is a result of acquired customer lists from two acquisitions. Anodyne was acquired in October of 2009 ($11,200,000) and Crest Line Technologies, LLC was acquired in September of 2008 ($866,000). Due to the immateriality of the Crest Line Technologies, LLC intangible asset, it will not be discussed in this response.
          The Customer Relationship period of amortization is ten years and is based upon the Company’s anticipated future economic viability of these identifiable intangible assets. ASC 350-30-35 states, “the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.” At the time of the Anodyne acquisition, the Company prepared a valuation model that estimates all future cash inflows from the customer relationships. The Company established the lives of its customer relationships after considering both the Company’s historical and anticipated customer retention patterns and the time periods over which it expected to generate significant revenues from the acquisition-date customer base. A portion of these future cash inflows relates to monthly service revenue generated from the Anodyne Analytics product, and the majority of the future cash flow is expected from the cross-sell of the Company’s current services into the acquired Anodyne customer base. The valuation model shows cash flows from these customer relationships continuing through 2024, with the majority of those cash flows being recognized in the first ten years after purchase. Therefore, the Company amortizes the intangible asset over a period of ten years.
          As discussed in the Company’s response to comment #4, the Company used an estimated twelve-year customer life for purposes of recognizing implementation fee revenue for its new customer arrangements. Please see the Company’s response to comment #4 for further discussion of the twelve-year estimated customer life.

United States Securities and Exchange Commission
January 11, 2011

          The Company believes that it is appropriate that these two items have different lives, since one is a purchased intangible asset (the preexisting customer relationships) and the other is the estimated life of new customer arrangements for revenue recognition purposes. The preexisting customer relationship that constitutes the purchased intangible asset includes customers that have already been under contract for several years, as well as fairly new customers. The amortization period for this asset reflects the underlying remaining useful life for this blended population of customers (i.e., those under contract for several years and those that are fairly new). In comparison, the expected amortization period selected for the deferred implementation fees reflects the expected useful life for brand-new customer relationships. Conceptually, therefore the Company believes the difference between the composition of the two different customer groups provides a reasonable basis for a different amortization period.
9.	We note you established an estimated useful life of ten years related to customer relationship intangibles. Given that you have disclosed that customer contracts are typically one year, please explain to us in sufficient detail how you reached the conclusion that ten years is a reasonable estimate. Further, it appears your amortization period is on a straight line basis. In your response, please explain your key assumptions related to cash flows from your customer relationships and your determination that straight-line amortization was most appropriate. Please refer to FASB ASC 350-30-35-6.
RESPONSE: As discussed above in the Company’s response to comment #8, the amortization period for purchased customer relationship intangibles is ten years and is based upon the Company’s anticipated future economic viability of these identifiable intangible assets. ASC 350-30-35 states, “the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.” Some of the factors the Company has considered are that Anodyne has historically had very high subscription renewal rates, auto-renewal contracts, a recurring monthly subscription fee, and a relatively stable pricing model. Therefore, the existing customer relationships will continue to provide an economic benefit to the Company well beyond the initial contract period. The Company’s analysis of future cash flows from the initial customer relationships indicated a ten-year life would be reasonable since the majority of the cash flows are being recognized ratably over the first ten years after purchase. This analysis took into account the high customer renewal rates of the Anodyne customer base. Based on this high retention rate, the Company will continue to steadily benefit from the customer relationships.
          The Company concluded that use of the straight-line method was appropriate as the majority of the cash flows will be recognized ratably over the first ten years and there is no significant degradation of the cash flows over time. Such a conclusion was reached after considering the guidance of ASC 350-30-35-6 and 350-30-35-7, which state that an intangible asset should be amortized over its useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset are consumed.

United States Securities and Exchange Commission
January 11, 2011

Note 19. Commitments and Contingencies, page F-34
10.	In future filings please provide your accounting policy regarding sales and use tax and whether you record such taxes gross or net. Reference is made FASB ASC 605-45-50-3.
RESPONSE: The Company acknowledges the Staff’s comment and in future filings the Company will include its accounting policy regarding sales and use taxes as referenced under FASB ASC 605-45-50-3. Sales and use taxes are recorded on a net basis and excluded from revenue and expense in the Company’s financial statements as presented.
Form 10-Q for the Periods Ended September 30, June 30, and March 31, 2010
11.	We note your disclosure that your disclosure controls and procedures have been designed to ensure that the information required to be disclosed in reports “is processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.” As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. Please confirm to us and in future filings, please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
RESPONSE: The Company acknowledges the Staff’s comment and confirms to the Staff, and shall clarify in future filings, that the Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is (1) recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

United States Securities and Exchange Commission
January 11, 2011

* * *
          The undersigned, as a duly authorized officer of the Company, acknowledges on behalf of the Company that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you require additional information, please telephone the undersigned at (617) 402-1990.

Sincerely,
/s/ Timothy M. Adams
Timothy M. Adams
Senior Vice President, Chief Financial Officer, and Treasurer

cc:	Daniel H. Orenstein, Esq. (athenahealth, Inc.)
Christopher H. Martin, Esq. (athenahealth, Inc.)
Lawrence S. Wittenberg, Esq. (Goodwin Procter LLP)
Michael H. Bison, Esq. (Goodwin Procter LLP)
Joseph C. Theis, Esq. (Goodwin Procter LLP)